Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Successor Company									Predecessor Company
	2013		2012		2011		2010		Period from August 31, 2009 through September 30, 2009	Period from October 1, 2008 through August 30, 2009
Fixed charges:
Interest expense	369.5		192.0		208.5		277.0		17.0	172.9

Total fixed charges	369.5		192.0		208.5		277.0		17.0	172.9
Earnings:
Earnings from continuing operations before income taxes and minority interest	(20.2)		113.2		17.7		(123.8)		(20.0)	1,123.4
Add:
Fixed Charges	369.5		192.0		208.5		277.0		17.0	172.9

Total adjusted earnings	349.3		305.2		226.2		153.2		(3.0)	1,296.3
Ratio of earnings to fixed charges (1)	0.9	x	1.6	x	1.1	x	0.6	x	—	7.5	x

(1)	Earnings were insufficient to cover fixed charges by $3.0 million for the period from August 31, 2009 through September 30, 2009.